May 11, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

RE:	Intrexon Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed May 11, 2017
File No. 333-216808
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Intrexon Corporation (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-216808) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern Time) on Friday, May 12, 2017, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Corby J. Baumann of Thompson Hine LLP at (212) 908-3933 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

INTREXON CORPORATION

By:	/s/ Donald P. Lehr
	Name:	Donald P. Lehr
	Title:	Chief Legal Officer

Signature Page to Acceleration Request